================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K


(Mark One)


[x] Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934 [Fee Required]


                   For the fiscal year ended December 31, 1997


                                       OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                         For the transition period from       to
                                                        -----    -----

                         Commission File Number 1-13578


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             DOWNEY FINANCIAL CORP.
                               3501 Jamboree Road
                             Newport Beach, CA 92660


================================================================================

                              REQUIRED INFORMATION


I.   Financial Statements.

     Financial   statements  and  schedules  prepared  in  accordance  with  the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon.


II.  Exhibits:

     Consent of Independent Auditors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                             DOWNEY SAVINGS AND LOAN
                                             ASSOCIATION, F.A. EMPLOYEES'
                                             RETIREMENT AND SAVINGS PLAN


Date:        June 26, 1998               By:      /s/ THOMAS E. PRINCE
      -------------------------              ----------------------------------
                                                      Thomas E. Prince
                                              Member, Administrative Committee

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN



            Index to Financial Statements and Supplemental Schedules



                                                                         Page

Independent Auditors' Report.....................................          1

Statements of Net Assets Available for Plan Benefits -
 December 31, 1997 and 1996......................................          2

Statements of Changes in Net Assets Available for Plan Benefits -
 Years ended December 31, 1997 and 1996..........................          3

Notes to Financial Statements....................................          4

                                                                       Schedule

Line 27a - Schedule of Assets Held for Investment Purposes -
 December 31, 1997...............................................          1

Line 27d - Schedule of Reportable Transactions - Year ended
 December 31, 1997...............................................          2

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
Downey Savings and Loan Association, F.A.
Employees' Retirement and Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (the Plan) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/  KPMG Peat Marwick

Los Angeles, California
June 26, 1998

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996

                 ASSETS                                 1997            1996
                                                    ------------    ------------
Cash ............................................   $       --             5,961
                                                    ------------    ------------

Investments, at fair value:
 Mutual funds ...................................     10,060,539       6,803,984
 Money market funds .............................      3,901,857       3,253,991
 Downey Financial Corp. common stock ............      3,587,931       1,917,726
 Participant loans ..............................        586,675         439,034
                                                    ------------    ------------
                                                      18,137,002      12,414,735
                                                    ------------    ------------
Receivables:
 Employer's contribution ........................      1,266,521       1,174,191
 Employees' contributions .......................         73,028          54,556
 Investment income ..............................            930           3,183
 Other ..........................................          1,998           6,202
                                                    ------------    ------------
                                                       1,342,477       1,238,132
                                                    ------------    ------------

     Total assets ...............................     19,479,479      13,658,828
                                                    ------------    ------------


                  LIABILITIES

Other ...........................................        (19,958)         (1,348)
                                                    ------------    ------------

      Total liabilities .........................        (19,958)         (1,348)
                                                    ------------    ------------

      Net assets available for Plan benefits.....   $ 19,459,521      13,657,480
                                                    ============    ============


See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1997 and 1996

                                              1997            1996
                                          ------------    ------------
Additions to net assets attributed to:
 Dividends ............................   $     38,117          29,518
 Interest and realized and unrealized
  gains and losses ....................      3,318,069       1,373,202
                                          ------------    ------------
                                             3,356,186       1,402,720

Contributions:
 Employer .............................      1,507,150       1,336,683
 Employee .............................      1,920,928       1,556,387
                                          ------------    ------------

   Total additions ....................      6,784,264       4,295,790
                                          ------------    ------------


Deductions from net assets attributed
 to benefits paid to participants .....       (982,223)     (1,110,007)
                                          ------------    ------------

    Total deductions ..................       (982,223)     (1,110,007)
                                          ------------    ------------

    Net increase ......................      5,802,041       3,185,783

Net assets available for Plan benefits:
 Beginning of year ....................     13,657,480      10,471,697
                                          ------------    ------------

 End of year ..........................   $ 19,459,521      13,657,480
                                          ============    ============


See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996



(1)  DESCRIPTION OF THE PLAN

     GENERAL

     The Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (the Plan) was established as a profit sharing plan on January 1, 1978 and was originally called the Employees' Profit Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997, and continues to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates and subsidiaries (Downey). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     ADMINISTRATION OF THE PLAN

     The Plan is administered by Downey (the Plan Administrator). Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee or its designees.

     CONTRIBUTIONS

     All employees of Downey are eligible to participate in the Plan provided they are 21 years of age and have completed one year of service. Each year, participants may contribute up to 15% of their compensation, as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

     Downey  makes a  matching  contribution  equal to 25% of the  participant's pretax contributions which do not exceed 4% of the participant's compensation. In addition, Downey makes annual contributions based upon the participant's annual compensation and a participant age weighted factor. Contributions are subject to certain limitations.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of Downey's matching and discretionary contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures reduce the amount of employer contributions. For the years ended December 31, 1997 and 1996, participant forfeitures totaled $53,483 and $30,646, respectively.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued


     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after one year of credited service and 20% each year thereafter until 100% vesting is reached after five years of credited service.

     INVESTMENT OPTIONS

     As part of the amended and restated Plan as of October 1, 1997, the investment options available to the Plan's participants changed whereby contributions may be invested at the participant's direction as follows:

     Stock Fund - The fund provides Plan participants with an opportunity to invest in Downey Financial Corp. stock.

     Fidelity Retirement Money Market Fund - The fund seeks to preserve capital and maintain a high degree of liquidity while providing income. The fund invests in high quality, short-term U.S. dollar denominated money market instruments of domestic and foreign issuers.

     PIMCO Low Duration Inst. Fund - The fund seeks total return - both income and capital appreciation - consistent with prudent investment management.

     Templeton Foreign Fund - The fund seeks long-term growth of capital.

     Fidelity Puritan Fund - The fund seeks income consistent with preservation of capital

     Fidelity Growth & Income Fund - The fund seeks long term growth, current income and growth of income, consistent with reasonable investment risk.

     Fidelity Low-Priced Stock Fund - The fund seeks capital appreciation.

     PARTICIPANT LOANS

     From the beginning of the Plan and through September 30, 1997, participants could borrow from their fund accounts in the event of financial hardship, as defined within the Plan. Beginning October 1, 1997 and thereafter, based on the amended and restated Plan, participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to 50% of the participant's current vested fund balance. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear a fixed rate of interest equal to prime plus 2% at the time the loan is originated. Principal and interest are paid ratably through payroll deductions.

     PAYMENTS OF BENEFITS

     Upon termination of service, a participant may elect to receive either a single sum payment in cash or Downey Stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued


     PLAN TERMINATION

     Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(2)  SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     INVESTMENTS

     Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a trade-date basis.

     PARTICIPANT LOANS

     Participant loans are included in the statements of net assets available for Plan benefits at cost, which approximates fair value of the notes. The notes are payable through payroll deductions.

     ADMINISTRATIVE EXPENSES

     All administrative costs of the Plan, excluding investment management fees, are paid by Downey.

     USE OF ESTIMATES

     The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

     RECLASSIFICATION

     Certain reclassifications of the prior year's reported amounts have been made to conform to the current year's reporting format.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued



(3)  NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following presents net assets available for Plan benefits for each fund as of December 31, 1997:

                                 RETIREMENT                                         FIDELITY
                                    MONEY      PIMCO LOW   TEMPLETON   FIDELITY      GROWTH      FIDELITY
                       STOCK       MARKET      DURATION     FOREIGN    PURITAN      & INCOME    LOW-PRICED     LOAN
                       FUND         FUND      INST. FUND     FUND        FUND         FUND      STOCK FUND     FUND        TOTAL
                    ----------   ----------   ----------   --------   ----------   ----------   ----------   --------   -----------
ASSETS:
 Investments at
  fair value:
   Mutual funds ... $     --           --        967,968    252,402    2,871,334    4,994,272      974,563       --      10,060,539
   Money market
    funds .........    209,620    3,692,237         --         --           --           --           --         --       3,901,857
   Downey Financial
    Corp.common
    stock .........  3,587,931         --           --         --           --           --           --         --       3,587,931
   Participant
    loans .........       --           --           --         --           --           --           --      586,675       586,675
                    ----------   ----------   ----------   --------   ----------   ----------   ----------   --------   -----------
                     3,797,551    3,692,237      967,968    252,402    2,871,334    4,994,272      974,563    586,675    18,137,002
                    ----------   ----------   ----------   --------   ----------   ----------   ----------   --------   -----------

Receivables:
 Employer's
  contribution ....    198,859      237,594       61,348     71,778      180,957      371,618      144,367       --       1,266,521
 Employees'
  contributions ...     12,726       11,005        3,402      4,735        8,900       21,200       11,060       --          73,028
 Investment income         930         --           --         --           --           --           --         --             930
 Other ............        356          329          155        136          207          617          198       --           1,998
                    ----------   ----------   ----------   --------   ----------   ----------   ----------   --------   -----------
                       212,871      248,928       64,905     76,649      190,064      393,435      155,625       --       1,342,477
                    ----------   ----------   ----------   --------   ----------   ----------   ----------   --------   -----------

    Total assets ..  4,010,422    3,941,165    1,032,873    329,051    3,061,398    5,387,707    1,130,188    586,675    19,479,479

Liabilities - other    (19,958)        --           --         --           --           --           --         --         (19,958)
                    ----------   ----------   ----------   --------   ----------   ----------   ----------   --------   -----------

Net assets
 available for Plan
 benefits ......... $3,990,464    3,941,165    1,032,873    329,051    3,061,398    5,387,707    1,130,188    586,675    19,459,521
                    ==========   ==========   ==========   ========   ==========   ==========   ==========   ========   ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued




     The following presents net assets available for Plan benefits for each fund as of December 31, 1996:

                                     SCHWAB                              NEUBERGER                DODGE &    WASATCH
                                      MONEY      PIMCO LOW   FIDELITY    & BERMAN                   COX     AGGRESSIVE
                        STOCK        MARKET      DURATION    BALANCED    GUARDIAN      LOAN      BALANCED     EQUITY
                         FUND         FUND      INST. FUND     FUND        FUND        FUND        FUND        FUND        TOTAL
                     -----------   ----------   ----------   --------   ----------   --------   ----------   --------   -----------
ASSETS:
Cash ..............  $     4,385        1,386         --         --             38       --            152       --           5,961
                     -----------   ----------   ----------   --------   ----------   --------   ----------   --------   -----------

 Investments at
  fair value:
   Mutual funds ...         --           --        958,470    105,393    2,927,325       --      2,221,422    591,374     6,803,984
   Money market
    funds .........       53,575    3,200,416         --         --           --         --           --         --       3,253,991
   Downey Financial
    Corp. common
    stock .........    1,917,726         --           --         --           --         --           --         --       1,917,726
   Participant
    loans .........         --           --           --         --           --      439,034         --         --         439,034
                                   ----------   ----------   --------   ----------   --------   ----------   --------   -----------
                                                                                                                        -----------
                       1,971,301    3,200,416      958,470    105,393    2,927,325    439,034    2,221,422    591,374    12,414,735
                     -----------   ----------   ----------   --------   ----------   --------   ----------   --------   -----------

Receivables:
 Employer's
  contribution ....      147,531      309,270       91,763     10,188      277,325       --        240,635     97,479     1,174,191
 Employees'
  contributions ...        6,168       13,182        4,023        963       14,548       --          9,753      5,919        54,556
 Investments sold
  (purchased) .....       17,842         --           --         --        (13,392)      --           --       (4,450)         --
 Investment
  income (loss) ...        3,009         --              9         10           86       --            (21)        90         3,183
 Other ............          660        1,225          336         45        2,109       --          1,513        314         6,202
                     -----------   ----------   ----------   --------   ----------   --------   ----------   --------   -----------
                         175,210      323,677       96,131     11,206      280,676       --        251,880     99,352     1,238,132
                     -----------   ----------   ----------   --------   ----------   --------   ----------   --------   -----------

    Total assets ..    2,150,896    3,525,479    1,054,601    116,599    3,208,039    439,034    2,473,454    690,726    13,658,828

Liabilities - other         (835)        (257)         (50)      --           (203)      --             (3)      --          (1,348)
                     -----------   ----------   ----------   --------   ----------   --------   ----------   --------   -----------

    Net assets
     available for
     Plan benefits   $ 2,150,061    3,525,222    1,054,551    116,599    3,207,836    439,034    2,473,451    690,726    13,657,480
                     ===========   ==========   ==========   ========   ==========   ========   ==========   ========   ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued



(4)  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following presents changes in net assets available for Plan benefits for each fund as of December 31, 1997:

                                                                                         NEUBERGER &
                                                  SCHWAB      PIMCO LOW     TEMPLETON      BERMAN      DODGE & COX     WASATCH
                                    STOCK      MONEY MARKET    DURATION      FOREIGN      GUARDIAN       BALANCED     AGGRESSIVE
                                     FUND          FUND       INST. FUND       FUND         FUND           FUND      EQUITY FUND
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Additions to net assets
 attributed to:
  Dividends ..................   $    38,117          --            --            --            --            --            --
  Interest and realized and
   unrealized gains and losses     1,188,051       129,604        76,368           394       959,504       524,795       141,917
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                   1,226,168       129,604        76,368           394       959,504       524,795       141,917
Contributions:
 Employer ....................       237,339        43,552        74,441        80,461        47,772        32,433        16,575
 Employee ....................       303,002       297,994       101,892        74,042       382,399       257,434       143,217
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total additions ..........     1,766,509       471,150       252,701       154,897     1,389,675       814,662       301,709

Deductions  from net assets
 attributed to benefits paid
 to participants .............      (141,939)     (231,443)     (117,141)       (9,839)     (113,739)     (204,035)      (32,138)


Interfund transfers ..........       215,833    (3,764,929)     (157,238)       67,394    (4,483,772)   (3,084,078)     (960,297)
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) ..     1,840,403    (3,525,222)      (21,678)      212,452    (3,207,836)   (2,473,451)     (690,726)

Net assets available for Plan
 benefits:
  Beginning of year ..........     2,150,061     3,525,222     1,054,551       116,599     3,207,836     2,473,451       690,726
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

  End of year ................   $ 3,990,464          --       1,032,873       329,051          --            --            --
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========


                                                                            FIDELITY      FIDELITY
                                  PIMCO LOW     RETIREMENT     FIDELITY     GROWTH &     LOW-PRICED
                                   DURATION       MONEY        PURITAN       INCOME         STOCK
                                 ADMIN. FUND   MARKET FUND       FUND         FUND          FUND        LOAN FUND       TOTAL
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Additions to net assets
 attributed to:
  Dividends ..................   $      --            --            --            --            --            --          38,117
  Interest and realized and
   unrealized gains and losses             4        56,109        47,741       144,772           749        48,061     3,318,069
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                           4        56,109        47,741       144,772           749        48,061     3,356,186
Contributions:
 Employer ....................           527       247,419       187,375       387,007       152,249          --       1,507,150
 Employee ....................         3,735        84,397        57,668       142,028        73,120          --       1,920,928
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

    Total additions ..........         4,266       387,925       292,784       673,807       226,118        48,061     6,784,264

Deductions  from net assets
 attributed to benefits paid
 to participants .............          --         (68,058)       (5,134)       (3,283)       (6,031)      (49,443)     (982,223)


Interfund transfers ..........        (4,266)    3,621,298     2,773,748     4,717,183       910,101       149,023          --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

    Net increase (decrease) ..          --       3,941,165     3,061,398     5,387,707     1,130,188       147,641     5,802,041

Net assets available for Plan
 benefits:
  Beginning of year ..........          --            --            --            --            --         439,034    13,657,480
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

  End of year ................   $      --       3,941,165     3,061,398     5,387,707     1,130,188       586,675    19,459,521
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued



     The following presents changes in net assets available for Plan benefits for each fund as of December 31, 1996:

                                                 SCHWAB                                             NEUBERGER    DODGE &
                                                  MONEY      PIMCO LOW    TEMPLETON    FIDELITY     & BERGER       COX
                                                 MARKET      DURATION      FOREIGN     BALANCED     GUARDIAN     BALANCED
                                  STOCK FUND      FUND      INST. FUND      FUND         FUND         FUND         FUND
                                 -----------   ----------   ----------   ----------   ----------   ----------   ----------
Additions to net assets
 attributed to:
  Dividends ..................   $    29,518         --           --           --           --           --           --
  Interest and realized and
   unrealized gains and losses       474,033      156,878       50,324        8,411      (26,926)     431,941       36,973

                                 -----------   ----------   ----------   ----------   ----------   ----------   ----------
                                     503,551      156,878       50,324        8,411      (26,926)     431,941       36,973

Contributions:
 Employer ....................       163,672      349,465      106,814       10,880        9,854      318,736         --
 Employee ....................       168,754      354,893      103,103       12,580       89,342      402,002         --
                                 -----------   ----------   ----------   ----------   ----------   ----------   ----------

    Total additions ..........       835,977      861,236      287,241       31,871       72,270    1,152,679       36,973

Deductions from net assets
 attributed to benefits paid
 to participants .............      (270,092)    (305,756)     (89,610)        --        (35,751)    (184,383)     (24,708)

Interfund transfers ..........       171,645      (99,071)     (82,654)      84,728   (1,725,849)     (74,530)     115,464
                                 -----------   ----------   ----------   ----------   ----------   ----------   ----------

    Net increase (decrease) ..       737,530      456,409      114,977      116,599   (1,689,330)     893,766      127,729

Net assets available for Plan
 benefits:
  Beginning of year ..........     1,412,531    3,068,813      939,574         --      1,689,330    2,314,070      311,305
                                 -----------   ----------   ----------   ----------   ----------   ----------   ----------

  End of year ................   $ 2,150,061    3,525,222    1,054,551      116,599         --      3,207,836      439,034
                                 ===========   ==========   ==========   ==========   ==========   ==========   ==========

                                                  WASATCH
                                                 AGGRESSIVE
                                  LOAN FUND     EQUITY FUND       TOTAL
                                 -----------    -----------    -----------
Additions to net assets
 attributed to:
  Dividends ..................   $      --             --           29,518
  Interest and realized and
   unrealized gains and losses       223,580         17,988      1,373,202

                                 -----------    -----------    -----------
                                     223,580         17,988      1,402,720

Contributions:
 Employer ....................       264,045        113,217      1,336,683
 Employee ....................       228,549        170,164      1,556,387
                                 -----------    -----------    -----------

    Total additions ..........       716,174        301,369      4,295,790

Deductions from net assets
 attributed to benefits paid
 to participants .............      (162,217)       (37,490)    (1,110,007)

Interfund transfers ..........     1,590,265         20,002           --
                                 -----------    -----------    -----------
    Net increase (decrease) ..     2,144,222        283,881      3,185,783

Net assets available for Plan
 benefits:
  Beginning of year ..........       329,229        406,845     10,471,697
                                 -----------    -----------    -----------

  End of year ................   $ 2,473,451        690,726     13,657,480
                                 ===========    ===========    ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued




(5)  INVESTMENTS

     In accordance with the terms of the Plan's Investment Policies, Guidelines and Objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

     The fair value of investments that represent 5% or more of the Plan's net assets consisted of:

           INVESTMENT                DESCRIPTION OF INVESTMENT       1997          1996
--------------------------------   ----------------------------   -----------   -----------
Schwab Institutional Advantage
 Money Fund                        Open-Ended Money Market Fund   $      --       3,253,991
Downey Financial Corp.             Common stock ...............     3,587,931     1,917,726
PIMCO Low Duration Inst. Fund      Open-Ended Mutual Fund .....       967,968       958,470
Neuberger & Berman Guardian Fund   Open-Ended Mutual Fund .....          --       2,927,325
Dodge & Cox Balanced Fund          Open-Ended Mutual Fund .....          --       2,221,422
Fidelity Retirement Money Market
 Fund                              Open-Ended Money Market Fund     3,901,857          --
Fidelity Puritan Fund              Open-Ended Mutual Fund .....     2,871,334          --
Fidelity Growth & Income Fund      Open-Ended Mutual Fund .....     4,994,272          --
Fidelity Low-Priced Stock Fund     Open-Ended Mutual Fund .....       974,563          --
                                                                  -----------   -----------

                                                                  $17,297,925    11,278,934
                                                                  ===========   ===========


     The following table presents the cost and fair value of Plan investments as of December 31, 1997:

                                          COST       FAIR VALUE
                                      -----------   -----------
Mutual funds ......................   $10,080,335    10,060,539
Money Market Funds ................     3,901,857     3,901,857
Downey Financial Corp. common stock     2,056,837     3,587,931
Participant loans .................       586,675       586,675
                                      -----------   -----------

         Total investments ........   $16,625,704    18,137,002
                                      ===========   ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued



     The following table presents the cost and fair value of Plan investments as of December 31, 1996:

                                          COST       FAIR VALUE
                                      -----------   -----------
Mutual funds ......................   $ 6,171,014     6,803,984
Money Market Funds ................     3,253,991     3,253,991
Downey Financial Corp. common stock     1,230,755     1,917,726
Participant loans .................       439,034       439,034
                                      -----------   -----------

         Total investments ........   $11,094,794    12,414,735
                                      ===========   ===========



(6)  FEDERAL INCOME TAXES

     Downey received a favorable tax determination letter on May 4, 1998 from the Internal Revenue Service stating that the Plan, as amended and adopted on September 29, 1997, is qualified under Section 401 of the Internal Revenue Code of 1954, and is exempt from Federal income taxes under provisions of Section 401(a).

     The Plan has been subsequently amended since September 29, 1997. The subsequent amendment of the Plan was adopted on February 1, 1998. In the opinion of management, the Plan continues to meet the requirements of the Internal Revenue Code.


(7)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by Downey.

                                   Schedule 1

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                     DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE, RATE
    IDENTITY OF ISSUE BORROWER,     OF INTEREST, COLLATERAL,PAR,                CURRENT
      LESSOR OR SIMILAR PARTY            OR MATURITY VALUE           COST        VALUE
   ------------------------------   ---------------------------   ----------   ----------
*  Fidelity Retirement Money
   Market Fund                      Money Market Fund             $3,901,857    3,901,857
*  Downey Financial Corp.           126,169 shares common stock    2,056,837    3,587,931
   PIMCO Low Duration Inst. Fund    94,991 shares mutual fund        969,001      967,968
   Templeton Foreign Fund           25,367 shares mutual fund        297,201      252,402
*  Fidelity Puritan Fund            148,160 shares mutual fund     2,914,035    2,871,334
*  Fidelity Growth & Income Fund    131,083 shares mutual fund     4,903,631    4,994,272
*  Fidelity Low-Priced Stock Fund   38,781 shares mutual fund        996,467      974,563
*  Participant loans                Participant loans                   --        586,675
                                                                  ==========   ==========

*    Denotes a party-in-interest.

See accompanying independent auditors' report.

                                   Schedule 2

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997



       (a)                   (b)              (c)         (d)        (e)        (f)           (g)          (h)           (i)
                                                                                                         CURRENT
                                                                               EXPENSE                   VALUE OF
                                                                              INCURRED                   ASSET ON
IDENTITY OF PARTY        DESCRIPTION       PURCHASE     SELLING     LEASE       WITH        COST OF     TRANSACTION    NET GAIN
    INVOLVED              OF ASSETS          PRICE       PRICE      RENTAL   TRANSACTION     ASSETS        DATE        OR (LOSS)
------------------   ------------------   ----------   ----------   ------   -----------   ----------   -----------   ----------
Templeton Foreign    Mutual fund series
 Fund                 of 92 purchases     $  576,704         --       --           --         576,704       576,704         --
Templeton Foreign    Mutual fund series
 Fund                 of 38 sales               --        132,720     --           --         131,615       132,720        1,105
Neuberger & Berman   Mutual fund series
 Guardian Fund        of 110 purchases     1,723,288         --       --           --       1,723,288     1,723,288         --
Neuberger & Berman   Mutual fund series
 Guardian Fund        of 70 sales               --        885,711     --           --         663,906       885,711      221,805
PIMCO Low Duration   Mutual fund series
 Inst. Fund           of 89 purchases      1,270,171         --       --           --       1,270,171     1,270,171         --
PIMCO Low Duration   Mutual fund series
 Inst. Fund           of 70 sales               --        352,192     --           --         350,596       352,192        1,596
Dodge & Cox          Mutual fund series
 Balanced Fund        of 93 purchases        958,181         --       --           --         958,181       958,181         --
Dodge & Cox          Mutual fund series
 Balanced Fund        of 71 sales               --        828,734     --           --         718,086       828,734      110,648
Downey Financial     Common Stock series
 Corp                 of 80 purchases      2,799,879         --       --             62     2,799,879     2,799,879         --
Downey Financial     Common Stock series
 Corp                 of 41 sales               --        422,691     --             82       259,134       422,773      163,557
Wasatch Aggressive   Mutual fund series
 Equity Fund          of 73 purchases        535,591         --       --           --         535,591       535,591         --
Wasatch Aggressive   Mutual fund series
 Equity Fund          of 59 sales               --        459,163     --           --         433,829       459,163       25,334
Schwab
 Institutional
 Advantage           Mutual fund series
 Money Fund           of 136 purchases     1,554,133         --       --           --       1,554,133     1,554,133         --
Schwab
 Institutional       Money Market Fund
 Advantage            series of
 Money Fund           111 sales                 --        964,348     --           --         964,348       964,348         --
Fidelity Money       Money Market Fund
 Market Fund          series of 20
                      purchases              324,330         --       --           --         324,330       324,330         --
Fidelity Money       Money Market Fund
 Market Fund          series of 10 sales        --        114,709     --           --         114,709       114,709         --
Puritan Fund         Mutual fund series
                      of 22 purchases      2,990,482         --       --           --       2,990,482     2,990,482         --
Puritan Fund         Mutual fund series
                      of 10 sales               --         76,851     --           --          76,511        76,851          340
Growth and Income    Mutual fund series
 Fund                 of 21 purchases      4,961,873         --       --           --       4,961,873     4,961,873         --
Growth and Income    Mutual fund series
 Fund                 of 10 sales               --         58,730     --           --          58,041        58,730          689
Low-Priced Stock     Mutual fund series
 Fund                 of 20 purchases      1,008,738         --       --           --       1,008,738     1,008,738         --
Low-Priced Stock     Mutual fund series
 Fund                 of sales                  --         12,227     --           --          12,326        12,227          (99)
Retirement Money     Money Market Fund
 Market               6 series of 25
                      purchases            3,927,333         --       --           --       3,927,333     3,927,333         --
Retirement Money     Money Market Fund
 Market               series of 13
                      purchases                 --        235,096     --           --         235,096       235,096         --
                                          ==========   ==========   ======   ===========   ==========   ===========   ==========

See accompanying independent auditors' report.